Exhibit 99.1

December 22, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of upto 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) fully paid up Equity Shares of the Company of the face value of Rs. 2 (Rupees Two only) each at a price of Rs. 400/- (Rupees Four Hundred only) per Equity Share (“Buyback”)

This is to inform you that the Company received final comments from the Securities and Exchange Board of India on December 21, 2020, with respect to the Draft Letter of Offer filed by the Company for the captioned Buyback.

Pursuant thereto and in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, the Company will dispatch the Letter of Offer to eligible shareholders (i.e. equity shareholders of the Company as on the Record Date of Friday, December 11, 2020), on or before December 26, 2020.

You are requested to take note of the following schedule of activities in relation to the Buyback:

Date of Opening of the Buyback Offer Period	Tuesday, December 29, 2020

Date of Closing of the Buyback Offer Period	Monday, January 11, 2021

Last date for Settlement of bids on the Stock Exchange*	Wednesday, January 20, 2021

* This activity may happen on or before the last date mentioned above.

This is for your information and records.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary